April 19, 2017

Mr. Justin Dobbie

Legal Branch Chief, Office of Transportation and Leisure

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E. Washington, D.C. 20549

Re:	Seaspan Corporation

Post-Effective Amendment No. 2 to Form F-3

Filed March 7, 2017

File No. 333-211545

Dear Mr. Dobbie:

We have reviewed your letter to us of April 3, 2017 setting forth Staff comments on the Seaspan Corporation (the “Company”) Post-Effective Amendment No. 2 to Form F-3 (File No. 333-211545), filed March 7, 2017 (“Post-Effective Amendment No. 2”). This letter responds to the comments in your letter. The Company has filed today Post-Effective Amendment No. 3 to Form F-3 (File No. 333-211545) (“Post-Effective Amendment No. 3”).

For your convenience, the responses have been keyed to the comments. Page numbers in the responses refer to Post-Effective Amendment No. 3.

General

1.     Please confirm your understanding that we will not be in a position to declare your post-effective amendment to Form F-3 effective until all outstanding comments regarding your Form 20-F for the fiscal year ended December 31, 2016 have been resolved. In addition, to the extent that any comments related to our review of your Form 20-F apply to disclosure in the post-effective amendment, please make corresponding revisions to all affected disclosure.

Response to Comment No. 1:

The Company acknowledges the Staff’s comment and confirms its understanding that the Company’s post-effective amendment to Form F-3 will not be declared effective until all outstanding comments regarding the Company’s Form 20-F for the fiscal year ended December 31, 2016 have been resolved and all corresponding revisions have been made to the disclosure in the Company’s post-effective amendment to Form F-3.

Incorporation of Documents by Reference, page 2

2.     Please revise this section of your post-effective amendment to clarify that all filings filed under the Exchange Act after the date of the post-effective amendment and prior to its effectiveness are incorporated by reference. In this regard, we note that you filed a Form 6-K on March 15, 2017. For guidance on incorporation by reference of Exchange Act filings made between filing and effectiveness of the registration statement, please see Securities Act Forms Compliance and Disclosure Interpretation 123.05.

Response to Comment No. 2:

In response to the Staff’s comment, the Company has revised its disclosure on page 6 to clarify that all filings filed under the Exchange Act after the date of Post-Effective Amendment No. 3 and prior to its effectiveness are incorporated by reference and to specifically incorporate by reference the Company’s Form 6-Ks filed on March 15, 2017 and April 10, 2017 (excluding Exhibit 99.1).

Material United States Federal Income Tax Considerations, page 15

3.     Please file your auditor’s consent as an exhibit to your post-effective amendment.

Response to Comment No. 3:

In response to the Staff’s comment, the Company has filed its auditor’s consent as Exhibit 23.1 to Post-Effective Amendment No. 3.

4.     We note your disclosure regarding material tax considerations of your investors on pages 98 to 104 of your Form 20-F for the fiscal year ended December 31, 2016. Please have respective counsel file the appropriate tax opinions as exhibits to your post-effective amendment.

Response to Comment No. 4:

In response to the Staff’s comment, the Company has revised its disclosure on pages 23-30 to add a discussion of material tax considerations and filed appropriate tax opinions and consents as Exhibits 8.1, 8.2 and 8.3 to Post-Effective Amendment No. 3.

* * * * *

If you would like to discuss any of the matters contained in this letter, please feel free to contact me at (604) 638-2580.

Sincerely,

/s/ David Spivak

David Spivak

Chief Financial Officer

(Principal Financial and Accounting Officer)

cc:	David Matheson (Perkins Coie LLP)

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